Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Announces the Acquisition of a 2015-Built

Kamsarmax Dry Bulk Carrier, Expanding Fleet to Six Vessels

Glyfada, Greece, October 12, 2020. Globus Maritime Limited (the “Company” or "Globus") (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has entered into, through a separate wholly owned subsidiary, an agreement with an unaffiliated third party to purchase a 2015-built Kamsarmax vessel built by the Hudong-Zhonghua Shipbuilding shipyard, for $18.4 million.

The vessel is expected to be delivered to Globus during the fourth quarter of 2020.

On completion of this acquisition, the fleet of Globus will expand to six modern dry bulk carriers with a total carrying capacity of 381,738 deadweight tons and a weighted average age of 10.9 years (as of September 30, 2020).

Athanasios (“Thanos”) Feidakis, President and CEO of Globus commented:

“We are very pleased to announce the agreement to purchase a modern vessel that will increase our fleet carrying capacity, lower the average age of the fleet and expand the company in a larger asset class.

We believe that this investment is a good asset in a market with promising prospects with a long operating life. We are thrilled to welcome the vessel in our fleet and operations.

We continue to view expansion opportunities and as the market moves towards healthier fundamentals we are carefully and continuously searching for vessels that fit our profile and operational needs.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 12.6 years as of September 30, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr
Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com